January 12, 2012

VIA EDGAR

Robert F. Telewicz Jr.

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Choice Hotels International, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 1, 2011
File No. 001-13393

Dear Mr. Telewicz:

We are pleased to respond to the comments included in your letter dated December 30, 2011 regarding our filings. For your convenience, your comments are repeated below in bold, followed by our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Financial Statements and Notes

Consolidated Statements of Income, page 72

1.	We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Response:

We agree that dividends declared per common share are not required to be presented in annual filings on the face of the income statement by FASB Accounting Standards Codification 260 “Earnings Per Share” and should only be disclosed in the notes to financial statements. As a result, in our future annual filings, we will remove this disclosure from the face of the Consolidated Statements of Operations and in those filings will disclose dividends declared per common share in our footnotes. We will however continue to disclose dividends per common share on the face of the Consolidated Statements of Operations in our quarterly filings in accordance with the requirements of Rule 10-01(b)(2) of Regulation S-X.

U.S. Securities and Exchange Commission

Note 27 – Commitments and Contingencies, pages 115 – 116

2.	Reference is made to your disclosures on page 35 where you indicate that ongoing legal proceedings will not have a material adverse effect individually or collectively. However, within your footnote disclosures, you only make reference on an individual basis. Please clarify whether ongoing legal proceeding will have a material adverse effect on a collective basis. If it will not, please revise footnote disclosures in future filings to indicate that fact.

Response:

We confirm that the company does not expect that the outcome of any of its currently ongoing legal proceedings, individually or collectively, will have a material adverse effect on the company’s business, financial position, results of operations or cash flow. In future filings, we will revise our footnote disclosures accordingly.

FORM 10-Q FOR THE PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30, 2011

Note 1 – Company Information and Significant Accounting Policies

3.	Please clarify whether all adjustments are normal recurring adjustments. If so, please revise future filings to provide a statement to that effect. If not, please describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10 - 1(b)(8) of Regulation S-X.

Response:

We confirm that all material adjustments are of a normal recurring nature. The company currently discloses the following in Note 1 “Company Information and Significant Accounting Policies”:

“In the opinion of management, all adjustments (which include any normal recurring adjustments) considered necessary for a fair presentation have been included.”

In future filings, we will revise our disclosure as follows:

“The unaudited consolidated financial statements include all adjustments that are necessary, in the opinion of management, to fairly present our financial position and results of operations. Except as otherwise disclosed, all adjustments are of a normal recurring nature.”

*        *

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

U.S. Securities and Exchange Commission

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the above responses, please do not hesitate to contact me at (301) 592-5117 or Scott Oaksmith at (301) 592-6659.

Sincerely,

/s/ David L. White

David L. White
Senior Vice President, Chief Financial Officer & Treasurer